SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ending 26th July, 2011

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road,

Brentford,

Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

        SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: July 26th, 2011	GlaxoSmithKline plc
(Registrant)

	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of
GlaxoSmithKline plc

PRESS RELEASE Second Quarter 2011

Issued: Tuesday, 26th July 2011, London, U.K

Results Announcement for the second quarter and Interim Management Report for the half-year 2011

GSK delivers strong Q2 performance with underlying sales growth* of 5%, increased pipeline visibility and dividend of 16p, up 7%

Q2 reported sales -2%; EPS before major restructuring* 25p

Results before major restructuring*
	Q2 2011			H1 2011
	£m	CER%	£%	£m	CER%	£%
Turnover	6,720	(2)	(4)	13,305	(6)	(7)
Earnings per share	25.0p	>100	>100	57.3p	75	72

Total results
	Q2 2011			H1 2011
	£m	CER%	£%	£m	CER%	£%
Turnover	6,720	(2)	(4)	13,305	(6)	(7)
Restructuring charges	191			326
Earnings per share	21.8p	>100	>100	51.8p	>100	>100

The full results are presented under ‘Income Statement’ on pages 27 and 28.

*	For explanations of the measures ‘Results before major restructuring’, ‘CER growth’ and ‘Underlying sales growth’, which excludes pandemic related products, Avandia and Valtrex, see pages 25 and 26.

Summary
•	Underlying sales growth across Pharmaceuticals, Vaccines and Consumer:
	-	Underlying Group sales +5%. Underlying Pharmaceuticals and Vaccines sales growth in Emerging Markets (+20%), Japan (+12%) and USA (+3%), offsets decline in Europe (-1%)
	-	Consumer Healthcare sales +4%; sales excluding brands proposed for divestment +6%
	-	Underlying Group sales outside USA and Europe now £2.4 billion (+15%), representing 37% of underlying turnover
	-	Reported sales -2% due to loss of £472 million sales of pandemic products, Avandia and Valtrex
•	Further cost reduction and new opportunities for financial efficiencies:
	-	Existing restructuring programme to deliver additional savings of approximately £300 million, bringing total savings to £2.5 billion by 2012. Charges relating to the programme remain unchanged
	-	Operating margin expectations for 2011 unchanged; margin expected to begin to improve in 2012
	-	New opportunities identified to drive financial efficiency, including reduction in effective interest rate and a 2 percentage point improvement to the tax rate by 2014
•	Enhancing returns to shareholders:
	-	Q2 dividend up 7% to 16p
	-	£892 million of share repurchases in H1
•	Increased pipeline visibility:
	-	New approvals: Benlysta for lupus (EU), Potiga for epilepsy (USA), Rotarix for prevention of rotavirus (Japan); Votrient filed for sarcoma (USA and EU)
	-	Positive Phase III data for Promacta (Hep C) and Relovair (6 month data in COPD) in the quarter
	-	More than 30 further Phase III read-outs on 14 assets expected by end of 2012
	-	DPU investment reviews underway to inform future R&D capital allocation

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				1

PRESS RELEASE

GSK’s strategic priorities

GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:

•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model

Chief Executive Officer’s review

We have had a strong second quarter, with continued underlying sales growth, new product delivery, pipeline visibility and cash generation. This progress is very much in line with our expectations and it is clear that our strategy is delivering.

As we go forward sales trends improvements together with operational leverage, financial efficiencies and cash conversion provide the basis for improving returns to shareholders through enhanced EPS and cash generation.

Underlying sales growth across Pharmaceuticals, Vaccines and Consumer

Reported sales were down 2% reflecting the loss of £472 million of sales of pandemic products, Avandia and Valtrex compared with a year ago. As we have previously indicated, however, the drag from these three factors is now set to decline significantly. We therefore continue to expect underlying sales growth to translate into sustainable reported sales growth as we move into 2012.

Underlying sales grew 5% in the quarter, and have grown at an average of 4.5% over the last six quarters.

In our Pharmaceuticals and Vaccines businesses, sales benefited from strong underlying performances in Emerging Markets and Japan. Our US business also grew 3% on an underlying basis in the quarter, helped by favourable Advair stocking patterns, as well as encouraging performances across the portfolio including newly launched products.

Underlying sales in Europe declined 1% in the quarter. This was a creditable performance given price reductions enacted by governments, which adversely impacted sales growth by approximately six percentage points. Given current economic circumstances, further pricing pressure in Europe cannot be ruled out.

Sales of Vaccines were up 19% on an underlying basis, following the successful launches of Synflorix in Emerging Markets and Cervarix in Japan.

Consumer Healthcare sales grew 4% led by strong growth in emerging markets. The divestment of non-core OTC assets in the USA and Europe will further aid our strategy to accelerate growth and increase the focus of our Consumer Healthcare business. We are making progress to divest these products by late 2011, subject to realising appropriate value for shareholders, and we continue to expect to use the net proceeds to fund increased returns to shareholders.

In Q2 2011, 37% of GSK’s underlying sales were generated in markets outside the USA and Europe, and grew at 15% on an underlying basis. This rebalancing of the Group’s sales profile is a direct result of investments and restructuring we have undertaken in the last three years. The Group’s ability to distribute pharmaceuticals, vaccines and consumer healthcare products in these rapidly growing emerging economies provides GSK with significant competitive advantage and synergies to access markets and customers.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				2

PRESS RELEASE

Further cost reduction and new opportunities for financial efficiencies

Alongside our objective of delivering sustainable reported sales growth, we are also focused on how we can deliver improving EPS and returns to shareholders through operational leverage, financial efficiencies and improved cash conversion.

Our ongoing restructuring programme is near to completion but with savings delivery higher than originally forecast. Following a review we now expect to deliver additional annual savings of approximately £300 million, bringing the total annual savings expected from the programme to £2.5 billion a year by 2012. These incremental savings will be generated with no increase to the previously disclosed restructuring charges of £4.5 billion, the majority of which have already been taken.

In 2012, with our programme of major restructuring coming to an end, we intend to stop separately disclosing restructuring charges in a ‘middle column’.

Going forward we continue to apply sustained pressure to GSK’s cost base to realise further savings, through improvements in areas such as support functions, supply chain and procurement efficiency.

Cost savings, together with improving sales growth and reduced re-investment requirements, mean we will have the opportunity to drive operational leverage and we expect the Group operating margin (excluding legal charges and other operating income) to begin to improve from 2012 onwards. Clearly, the rate of this improvement will be determined by further pipeline delivery and new product launches.

We have also identified new opportunities to realise financial efficiencies through changes to our funding and tax strategies. These will be executed whilst continuing to target a short-term credit rating of A-1/P-1. We believe this rating profile offers an effective balance between optimal access to the capital markets and delivery of returns to shareholders.

In particular, we will be seeking to improve the efficiency of our funding mix. It is our intention to reduce our average annual effective net funding rates by reducing our gross cash balances and improving the funding profile of the Group as net debt increases over the next two years. By 2013 we expect to reduce average effective annual net funding rates by approximately 200 basis points from 2010 levels.

In addition, we are implementing a more proactive approach to managing our global tax affairs, aligning them more closely to the changing shape of our business and our long-term investment strategy. We have identified a number of measures that are expected to reduce the Group’s overall tax rate by around two percentage points by 2014.

Enhancing cash conversion is also a key priority. While we have made some progress improving our working capital position, there is clearly more we can do. This is a significant focus area for us, particularly in inventory management where we are targeting a number of fundamental changes to the management of our supply chain to improve inventory turn as well as reduce costs.

Enhancing returns to shareholders

Returns have been delivered through continued growth in the dividend which rose 7% to 16p in the quarter and the repurchase of £0.9 billion of shares in the first half. We continue to expect repurchases for 2011 to be at top end of our previously disclosed range of £1-2 billion.

Our priorities for use of free cash flow continue to be directed towards supporting increasing dividends, share repurchases or, where returns are more attractive, re-investment in the business including bolt-on acquisitions.

To ensure shareholders have clearer visibility of our anticipated progress in 2012 and beyond, we will be moving to reporting core earnings next year. This will bring our reporting into line with the majority of our peer group. This core earnings metric will better illustrate the underlying earnings delivery of GSK by excluding items such as amortisation and write-offs of intangible assets, legal charges and profits on disposal of assets. These changes to reporting will be accompanied by other metrics demonstrating cash generation/conversion performance, working capital progress and returns on investments.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				3

PRESS RELEASE

Increased pipeline visibility

We are seeing sustained delivery from the late stage pipeline, with FDA approval for Potiga for epilepsy, European approval for Benlysta for lupus and the approval of Rotarix for the prevention of rotavirus in Japan since the last quarterly announcement.

Additionally, we filed Votrient for sarcoma in the USA and Europe and received data from two Phase III 6 month Relovair studies which support ongoing development in COPD. Today we are also announcing that we have received positive data from the first of two Phase III studies assessing the use of Promacta in relation to treatment of hepatitis C.

Overall, as we highlighted in February, we expect data on 15 Phase III assets to read-out by the end of 2012. We have now reported data on 5 of these, 4 of which have been positive. By the end of 2012 we expect more than 30 further Phase III read-outs (on 14 of these 15 assets).

We are continuing to drive further efficiencies and focus R&D investment on areas where we believe we have the greatest potential to deliver improved returns on investment. Today, we are introducing additional disclosures on R&D spending to illustrate more clearly how GSK manages investment allocation between Discovery and Development activities and across Pharmaceuticals, Vaccines and Consumer Healthcare R&D.

Regarding our early stage pipeline, performance and funding reviews are now being conducted across all programmes by our Drug Discovery Investment Board. This follows completion of the first 3 year business cycles by the Discovery Performance Units (specialist research units comprising 5 to 70 scientists). These reviews, which will be completed by the end of the year, will inform subsequent allocation of capital to discovery activities.

It is essential with the scale and breadth of our late stage pipeline that sufficient focus is maintained to deliver maximum returns from every asset. Our commercial organisation is focused primarily on driving value across our 7 key therapy areas: Respiratory, Oncology, Neuro and immuno-inflammation, Infectious Diseases, Cardiovascular and Metabolic Diseases, Dermatology and Vaccines.

Outside of this core, where necessary we have created focused delivery units around specific disease areas such as HIV (ViiV Healthcare) and Rare Diseases. I am delighted with the progress of these units and they serve as a model for future opportunities outside our core therapeutic areas.

Summary

We are well on track in the delivery of our strategy. As much of the major restructuring which has taken place over recent years comes to an end, and the shape of the re-balanced Group becomes clear, I want to recognise the sustained commitment of our employees and thank them for their efforts in helping to deliver this change. I believe GSK’s outlook is very positive and we will continue to seek to deliver improved outcomes for patients and enhanced returns for shareholders.

Andrew Witty

Chief Executive Officer

A video interview with Andrew Witty discussing today’s results and GSK’s strategic progress is available on www.gsk.com or www.cantos.com

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				4

PRESS RELEASE

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				5

PRESS RELEASE

Group performance

Turnover and operating profit by division – Q2 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
Pharmaceuticals	4,656	(1)	3	1,748	(3)	38
Vaccines	787	(15)	19	260	(36)	33

Pharmaceuticals and Vaccines	5,443	(3)	5	2,008	(9)	37
Consumer Healthcare	1,277	4	4	263	15	21

	6,720	(2)	5	2,271	(7)	34

Corporate & other unallocated costs				(302)	(83)

				1,969	>100	29

Total Group turnover for Q2 2011 declined 2% to £6,720 million, with Pharmaceuticals and Vaccines turnover down 3% to £5,443 million and Consumer Healthcare sales up 4% to £1,277 million.

As expected, sales of pandemic related products, Avandia and Valtrex declined significantly from £600 million in Q2 2010 to £128 million in Q2 2011. The decline of these products had a significant negative impact on reported Pharmaceuticals and Vaccines sales growth in all regions, except Asia Pacific.

The quarter-on-quarter negative impact on reported growth related to these products will be lower in future quarters. Total sales for these products in Q3 2010 and Q4 2010 were £241 million and £317 million, respectively.

Underlying sales growth for the Group was 5% (underlying Pharmaceuticals and Vaccines sales growth was also 5%). This was achieved despite the impact of European austerity price cuts and US Healthcare reform measures, which together reduced Group sales by approximately £70 million (1%) this quarter compared with the same quarter last year across a broad range of products.

The full year 2011 incremental negative impact on sales against 2010 of these measures is expected to be approximately £325 million. The industry levy associated with US Healthcare reform also resulted in £31 million in additional SG&A costs in Q2 2011. The total full year impact of the levy is expected to be approximately £102 million in 2011, higher than previously anticipated.

Pharmaceuticals and Vaccines operating profit declines reflected the impact of pandemic related products, Avandia and Valtrex.

Consumer Healthcare operating profit grew 15% on a turnover growth of 4% due to income from product disposals and trading margin leverage.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				6

PRESS RELEASE

Turnover and operating profit by division — H1 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
Pharmaceuticals	9,162	(3)	3	3,586	1	39
Vaccines	1,545	(34)	12	500	(58)	32

Pharmaceuticals and Vaccines	10,707	(9)	4	4,086	(13)	38
Consumer Healthcare	2,598	6	6	524	22	20

	13,305	(6)	4	4,610	(10)	35

Corporate & other unallocated costs				(471)	(80)

				4,139	39	31

In the half-year, total Group turnover declined 6% to £13,305 million, with Pharmaceuticals and Vaccines turnover down 9% to £10,707 million and Consumer Healthcare sales up 6% to £2,598 million.

Sales of pandemic related products, Avandia and Valtrex declined from £1,727 million in H1 2010 to £268 million in H1 2011.

Underlying sales growth for the Group was 4% (underlying Pharmaceuticals and Vaccines sales growth was also 4%). The European austerity price cuts and US Healthcare reform measures together reduced sales by approximately £154 million during H1 2011 compared with the same period last year.

Pharmaceuticals and Vaccines operating profit declines reflected the impact of pandemic related products, Avandia and Valtrex.

Consumer Healthcare operating profit grew 22% on a turnover growth of 6% due to income from product disposals and trading margin leverage.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				7

PRESS RELEASE

Group turnover by geographic region

	Reported turnover Q2 2011		Underlying turnover Q2 2011	Reported turnover H1 2011		Underlying turnover H1 2011
	£m	CER%	CER%	£m	CER%	CER%
USA	2,098	(4)	2	4,111	(7)	(1)
Europe	2,113	(7)	(2)	4,168	(13)	(3)
Emerging Markets	1,304	13	19	2,575	8	19
Asia Pacific	461	11	12	898	7	12
Japan	479	(4)	12	1,042	(14)	28
Other	265	(22)	5	511	(11)	1

	6,720	(2)	5	13,305	(6)	4

Underlying turnover by geographic region – Q2 2011

Underlying turnover growth in Emerging Markets and Japan was driven both by the Pharmaceuticals and Vaccines business and the Consumer Healthcare business. In the USA, Pharmaceuticals and Vaccines underlying growth (excluding ViiV Healthcare) was 3%, which was partly offset by a decline in Consumer Healthcare of 2%. In Europe, the Pharmaceuticals and Vaccines underlying sales declined by 1% and Consumer Healthcare sales by 3%. In Asia Pacific, Consumer Healthcare grew 13% and underlying Pharmaceuticals and Vaccines turnover grew 11%. Underlying turnover outside the USA and Europe was £2.4 billion, and accounted for 37% of GSK sales. Underlying sales growth in these businesses was 15%.

Underlying turnover by geographic region – H1 2011

Pharmaceuticals and Vaccines underlying turnover declined broadly at similar rates to Consumer Healthcare in the USA and Europe. In Emerging Markets and Japan Pharmaceuticals and Vaccines turnover grew more strongly than Consumer Healthcare but Consumer Healthcare in these regions still grew 16% and 11% respectively. In Asia Pacific, Consumer Healthcare sales grew 14% compared with a Pharmaceuticals and Vaccines underlying growth of 11%. Underlying turnover outside the USA and Europe was £4.9 billion, and accounted for 37% of GSK sales. Underlying sales growth in these businesses was 17%.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				8

PRESS RELEASE

Operating profit and margin – before major restructuring

	Q2 2011			H1 2011
	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %
Turnover	6,720	100	(2)	13,305	100	(6)
Cost of sales	(1,625)	24	1	(3,405)	26	(4)
Selling, general and administration	(2,244)	33	(39)	(4,298)	32	(30)
Research and development	(944)	14	(1)	(1,842)	14	(2)
Other operating income
- royalty income	61			133
- other	1			246

Operating profit	1,969	29	>100	4,139	31	39

Earnings per share	25.0p		>100	57.3p		75

Results before major restructuring

Operating profit before major restructuring for Q2 2011 was £1,969 million, compared with £641 million in Q2 2010. For H1 2011 operating profit before major restructuring was £4,139 million, compared with £3,036 million in H1 2010. The increases reflected lower legal and R&D costs only partially offset by the decline in higher margin sales of pandemic related products, Avandia and Valtrex in the quarter. The company continues to expect operating margin (excluding legal charges and other operating income) in 2011 to be around one percentage point lower than the equivalent margin in 2010.

Cost of sales for Q2 2011 increased to 24.2% of turnover (Q2 2010: 23.1%) and for H1 2011 increased to 25.6% of turnover (H1 2010: 24.7%). This reflected the impact of the reduction of higher margin sales of pandemic related products, Avandia and Valtrex, together with the effect of regional mix during the quarter, particularly the phasing of lower margin vaccine tenders in Emerging Markets, and the impact of US Healthcare reform and European austerity price cuts. These adverse impacts were partially offset by lower inventory write-offs and other one-off favourable movements together with greater savings from the operational excellence restructuring programme in the quarter compared with Q2 2010. The company continues to expect 2011 cost of sales as a percentage of turnover to be around 26%.

In Q2 2011, SG&A costs were 33.4% of turnover compared with 54.7% in Q2 2010. Excluding legal costs (£61 million in Q2 2011, £1,578 million in Q2 2010), SG&A costs were 0.2 percentage points higher in Q2 2011 than in Q2 2010. In H1 2011, SG&A costs were 32.3% of turnover compared with 42.7% in H1 2010. Excluding legal costs (£61 million in H1 2011, £1,788 million in H1 2010), SG&A costs were 1.5 percentage points higher in H1 2011 than in H1 2010. This reflected the impact of the reduction in sales of pandemic related products, Avandia and Valtrex, investment in growth markets and the US Healthcare reform levy, partly offset by operational excellence savings in the USA and Europe. The company continues to expect 2011 SG&A costs, excluding legal charges, as a percentage of turnover to be around 30.5%.

R&D expenditure in Q2 2011 was 14.0% of turnover (Q2 2010: 14.1%) and in H1 2011 was 13.8% of turnover (H1 2010: 13.4%). This reflected the reduction in sales of pandemic related products, Avandia and Valtrex and increased investment in the late-stage pipeline, partly offset by efficiency savings and lower intangible asset impairments. The company continues to expect 2011 R&D costs as a percentage of turnover to be around 14%.

In Q2 2011, other operating income was £62 million (Q2 2010: £81 million) primarily reflecting royalty income of £61 million (Q2 2010: £65 million) and profits on asset disposals of £30 million (Q2 2010: £49 million) partly offset by equity investment impairments of £30 million (Q2 2011: £26 million).

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				9

PRESS RELEASE

In H1 2011, other operating income was £379 million (H1 2010: £280 million) primarily reflecting royalty income of £133 million (H1 2010: £145 million) and profits on asset disposals of £283 million (H1 2010: £170 million) partially offset by equity investment impairments of £40 million (H1 2011: £34 million). The company continues to expect other operating income of around £600 million for the year, excluding any profit arising on the proposed Consumer Healthcare divestments of non-core OTC brands.

In H1 2011, the pre-tax profit on the disposal of interests in associates was £584 million (£246 million after tax), reflecting the disposal of the remaining shares in Quest Diagnostics.

In Q2 2011, tax on profit before major restructuring charges amounted to £475 million and represented an effective tax rate of 26.6% (Q2 2010: 63.2%).

Tax on profit before major restructuring charges for H1 2011 amounted to £1,376 million and represented an effective tax rate of 31.4% (H1 2010: 34.1%). Excluding the impact of the tax on the disposal of the Quest shares and Zovirax in North America, the tax rate for H1 2011 was approximately 27%. The company continues to expect a tax rate for the full year, excluding the Quest disposal and the effect of any tax on the proposed Consumer Healthcare divestments of non-core brands, of around 27%. Including the Quest disposal, the overall tax rate for the year is still expected to be around 29.5%.

EPS before major restructuring for the quarter was 25.0p compared with 2.6p in Q2 2010. Excluding legal charges EPS declined 11% in CER terms and 10% in sterling terms.

EPS before major restructuring for H1 2011 was 57.3p compared with 33.3p in H1 2010. Excluding legal charges EPS declined 6% in CER terms and 8% in sterling terms. The adverse currency impact of two percentage points primarily reflected a weakening of the US dollar partly offset by a strengthening of the Euro and other international currencies and lower intercompany exchange losses.

Total results

Operating profit after restructuring for Q2 2011 was £1,778 million compared with £51 million in Q2 2010. This included £191 million of restructuring charges (Q2 2010: £590 million): £19 million was charged to cost of sales (Q2 2010: £31 million), £101 million to SG&A (Q2 2010: £357 million) and £71 million to R&D (Q2 2010: £202 million). EPS after restructuring was 21.8p compared with a 6.0p loss per share in Q2 2010.

Operating profit after restructuring for H1 2011 was £3,813 million compared with £2,145 million in H1 2010. This included £326 million of restructuring charges (H1 2010: £891 million): £34 million was charged to cost of sales (H1 2010: £59 million), £204 million to SG&A (H1 2010: £409 million) and £88 million to R&D (H1 2010: £423 million). EPS after restructuring was 51.8p compared with 20.4p in H1 2010.

Currency impact

The Q2 2011 results are based on average exchange rates, principally £1/$1.64, £1/€1.14 and £1/Yen 133. Comparative exchange rates are given on page 42. The period end exchange rates were £1/$1.61, £1/€1.11 and £1/Yen 130. If exchange rates were to hold at period end levels for the rest of 2011 and there were no exchange gains or losses in subsequent quarters, the estimated positive impact on 2011 sterling EPS growth before major restructuring would be approximately 1p.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				10

PRESS RELEASE

Cash generation and conversion

Cash flow and net debt

	H1 2011	H1 2010
Net cash inflow from operating activities (£m)	2,276	4,238
Free cash flow* (£m)	1,227	3,204
Free cash flow growth (%)	(62%)	42%
Free cash flow conversion*(%)	74%	143%

*	Free cash flow and free cash flow conversion are defined on page 26.

The net cash inflow from operating activities for H1 2011 was £2,276 million (H1 2010: £4,238 million). Excluding legal settlements of £764 million (H1 2010: £438 million), the adjusted net cash inflow from operating activities was £3,040 million (H1 2010: £4,676 million), a 35% decrease in sterling terms over H1 2010. This primarily reflected the lower contributions from pandemic related products, Avandia and Valtrex in the half-year, increased restructuring payments and a less favourable working capital position.

The cash flow from operations together with asset disposals of £1,344 million enabled the Group to pay dividends (including distributions to non-controlling interests) of nearly £2 billion, and spend £846 million on repurchasing shares. At 30th June 2011, net debt was £9.3 billion, comprising gross debt of £15.3 billion and cash and liquid investments of £6.0 billion. At 30th June 2011, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1,039 million with loans of £3,574 million repayable in the subsequent year.

Free cash flow declined in the half-year compared with H1 2010 reflecting increased legal and restructuring payments, lower trading profit as a result of lower sales of pandemic related products, Avandia and Valtrex, and a less favourable working capital position.

Free cash flow conversion in H1 2011 was negatively impacted by restructuring payments provided for in the prior period and inventory stock-building.

The Group has identified new opportunities to realise financial efficiencies through changes to its funding strategies. These will be executed whilst continuing to target a short-term credit rating of A-1/P-1. The intention is to reduce the average annual effective net funding rates by reducing gross cash balances and improving the funding profile of the Group as net debt increases over the next two years. By 2013 GSK expects to reduce average effective annual net funding rates by approximately 200 basis points from 2010 levels.

Working capital

	30th June 2011	31st March 2011	31st December 2010
Working capital percentage of turnover (%)	25	25	23
Working capital conversion cycle* (days)	236	241	221

*	Working capital conversion cycle is defined on page 26.

Working capital increased by £380 million in the half-year, largely as a result of increased inventory holdings for seasonal and new product stock-building. Consequently, working capital conversion declined by 15 days compared with 31st December 2010.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				11

PRESS RELEASE

Returns to shareholders

Dividends

The Board has declared a second interim dividend of 16 pence per share (Q2 2010: 15 pence) making 32 pence for the half-year. The equivalent interim dividend receivable by ADR holders is 52.1088 cents per ADS based on an exchange rate of £1/$1.6284. The ex-dividend date will be 3rd August 2011, with a record date of 5th August and a payment date of 6th October 2011.

	Paid/ payable	Pence per share	£m
2011
First interim	7th July 2011	16	814
Second interim	6th October 2011	16	800

2010
First interim	8th July 2010	15	764
Second interim	7th October 2010	15	759
Third interim	6th January 2011	16	816
Fourth interim	7th April 2011	19	967

		65	3,306

Share repurchases

During the quarter, GSK repurchased £575 million of shares, bringing the total for the year to date to £892 million. As previously indicated, total repurchases in 2011 are expected to be at the top end of £1-2 billion range.

Weighted average number of shares

		Q2 2011 millions	Q2 2010 millions
Weighted average number of shares – basic		5,064	5,085
Dilutive effect of share options and share awards		56	41

Weighted average number of shares – diluted		5,120	5,126

	H1 2011 millions	H1 2010 millions	2010 millions
Weighted average number of shares – basic	5,075	5,082	5,085
Dilutive effect of share options and share awards	62	44	43

Weighted average number of shares – diluted	5,137	5,126	5,128

The weighted average number of shares has been reduced by 13 million in Q2 2011 and 10 million in H1 2011 as a result of the share repurchase programme.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				12

PRESS RELEASE

Reporting to shareholders

A number of changes are being made to the information GSK will be reporting to shareholders.

With effect from Q1 2012, GSK will introduce a new core results measure to report the performance of the Group. This measure will remove the volatility created by various items, such as legal charges, amortisation and impairment of intangible assets, major restructuring and asset disposal gains and losses, and provide a clearer view of the underlying performance of the core business. It will also bring GSK’s reporting into line with the majority of its peer group. As a result of this change, the ‘middle column’ reporting of the major restructuring programme will also end from Q1 2012.

In addition GSK will be focusing turnover and operating profit performance reporting on the three businesses of Pharmaceuticals, Vaccines and Consumer Healthcare and reporting a number of new metrics to demonstrate cash generation/conversion performance, working capital progress and returns on investments. A number of these changes have been included already in this Results Announcement.

Further details on these changes will be communicated later in the year.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				13

PRESS RELEASE

Divisional performance

Pharmaceuticals and Vaccines – Q2 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
USA	1,708	(4)	3	1,106	(1)	65
Europe	1,477	(9)	(1)	813	(13)	55
Emerging Markets	907	12	20	282	(7)	31
Asia Pacific	323	9	11	148	11	46
Japan	427	(5)	12	255	(11)	60
ViiV Healthcare	379	—	—	208	6	55
Other trading and unallocated pharmaceuticals	222	(25)	6	(97)	>100	(44)
Pharmaceutical R&D				(707)	(6)

	5,443	(3)	5	2,008	(9)	37

Pharmaceuticals (incl. ViiV Healthcare)	4,656	(1)	3	1,748	(3)	38
Vaccines	787	(15)	19	260	(36)	33

	5,443	(3)	5	2,008	(9)	37

Pharmaceuticals and Vaccines – H1 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
USA	3,327	(8)	(1)	2,330	(2)	70
Europe	2,912	(17)	(3)	1,609	(22)	55
Emerging Markets	1,758	5	22	531	(10)	30
Asia Pacific	620	5	11	285	3	46
Japan	933	(16)	30	563	(22)	60
ViiV Healthcare	732	(2)	(2)	403	—	55
Other trading and unallocated pharmaceuticals	425	(15)	(1)	(228)	18	(54)
Pharmaceutical R&D				(1,407)	(7)

	10,707	(9)	4	4,086	(13)	38

Pharmaceuticals (incl. ViiV Healthcare)	9,162	(3)	3	3,586	1	39
Vaccines	1,545	(34)	12	500	(58)	32

	10,707	(9)	4	4,086	(13)	38

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				14

PRESS RELEASE

US sales fell by 4% in the quarter and 8% in the half-year and operating profit fell 1% and 2%, respectively, reflecting the loss of sales of pandemic related products, Avandia and Valtrex, partially offset by continuing cost containment in SG&A.

European sales declined 9% in the quarter and 17% in the half-year and operating profit declined 13% and 22%, respectively in Q2 2011 and H1 2011, reflecting the impact of the loss of Avandia and pandemic related product sales and ongoing austerity price cuts, partially offset by expense savings.

Sales in Emerging Markets increased 12% in the quarter and 5% in the half-year, but operating profit fell 7% and 10%, respectively, reflecting higher sales of lower margin tender vaccines and the loss of sales of pandemic related products and Avandia. In addition, 2010 benefited from a number of tail product disposals in Latin America that were not repeated in 2011.

In the quarter, Asia Pacific operating profit increased 11% on a turnover increase of 9%. The H1 2011 sales and operating profit grew 5% and 3% reflecting the impact of the loss of pandemic related products and Avandia.

In Japan, turnover fell 5% in the quarter and 16% in the half-year and operating profit fell 11% and 22%, respectively. This reflected the impact of the loss of sales of pandemic related products and an increase in SG&A costs to support underlying sales.

In the quarter, ViiV Healthcare turnover was flat, but operating profit grew 6%, principally as a result of lower cost of sales. For H1 2011 sales fell 2% and operating profit was flat.

The other trading and unallocated pharmaceuticals turnover declined 25% in the quarter and 15% in the half-year and the operating loss more than doubled in the quarter and increased 18% in the half-year largely as a result of the loss of sales of pandemic related products.

Pharmaceutical R&D costs reduced 6% in Q2 2011 and 7% in H1 2011, primarily reflecting lower intangible asset write-offs and operational efficiency savings, partly offset by investment in the late-stage pipeline.

Pharmaceutical sales summary

	Q2 2011		H1 2011
	£m	CER%	£m	CER%
Respiratory	1,812	2	3,627	3
Anti-virals	209	(26)	410	(37)
Central nervous system	421	(6)	817	(6)
Cardiovascular and urogenital	706	13	1,321	11
Metabolic	85	(60)	176	(60)
Anti-bacterials	333	—	712	4
Oncology and emesis	165	(4)	315	(7)
Dermatology	265	4	538	3
ViiV Healthcare (HIV)	379	—	732	(2)
Other	281	19	514	15

	4,656	(1)	9,162	(3)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				15

PRESS RELEASE

Q2 2011

Respiratory sales grew 2% to £1,812 million, with growth from Seretide/Advair (+2% to £1,270 million), Flixotide/Flovent (+1% to £196 million), Ventolin (+15% to £149 million), Avamys/Veramyst (+14% to £64 million), and Xyzal (>100% to £15 million) offsetting declines in Serevent (-17% to £43 million) and Flixonase/Flonase (-36% to £31 million).

In the USA, reported sales of Advair were up 2% to £614 million. On an underlying basis, sales for the quarter declined approximately 4% (7% volume decline partly offset by 3% positive impact of mix and price). The six percentage point difference between underlying and reported growth is primarily due to variations in wholesaler and retailer stocking patterns in both Q2 2010 and Q2 2011. Flovent, the market’s leading single agent inhaled corticosteroid, grew 6% to £106 million.

Sales of Seretide in Europe grew 2% to £407 million with volume increases offset by price reductions by European governments. In Emerging Markets Seretide declined 1% to £81 million as strong growth in many markets was offset by the impact of price cuts in Turkey and Russia and by the impact of a large tender order from Saudi Arabia that was shipped in Q2 2010 but has not yet been renewed in 2011. In Japan, the product grew 8% to £70 million.

Total reported Anti-viral medicines include sales of Valtrex (-48% to £86 million) and Relenza (+38% to £12 million). Zeffix sales grew 3% to £62 million.

In CNS sales of Lamictal grew 7% to £128 million with strong growth of Lamitcal XR in the USA, but this was offset by a decline in Seroxat/Paxil (-21% to £107 million).

In the Cardiovascular and urogenital category, the Avodart franchise grew 24% to £188 million with a strong contribution from the ongoing launch of the new combination product Duodart/Jalyn in the USA and Europe. Lovaza sales grew 14% to £145 million helped by targeted Direct to Consumer advertising in the USA.

The decline in Metabolic sales reflected the loss of sales of Avandia.

Anti-bacterial sales were flat at £333 million with growth in Emerging Markets (+5% to £151 million) offsetting declines in the USA and Europe.

In Oncology and emesis the impact of generic competition in the USA to Hycamtin was partly offset by strong growth from new products (Promacta, Votrient and Arzerra).

Dermatology sales were up 4% to £265 million in the quarter. Excluding £15 million of sales from a private business acquired in the fourth quarter of 2010 and the impact of the disposal of Zovirax in North America (sold to Valeant Pharmaceuticals), dermatology sales grew 2%. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £65 million (+3%).

Sales of HIV products by ViiV Healthcare were flat at £379 million. Growth from Epzicom/Kivexa (+7% to £147 million) and Selzentry (+37% to £26 million) offset reductions in the sales from other HIV products including Combivir (-16% to £71 million) and Trizivir (-8% to £31 million).

H1 2011

Respiratory sales grew 3% to £3,627 million, with growth contributions from Flixotide/Flovent (+3% to £398 million), Ventolin (+20% to £295 million), Avamys/Veramyst (+31% to £136 million), and Xyzal (>100% to £30 million).

In the USA, reported sales of Advair were down 1% to £1,200 million. Flovent grew 8% to £213 million.

Sales of Seretide in Europe were also down 1% to £806 million in part due to austerity price reductions. In Emerging Markets Seretide declined 2% to £157 million as strong growth in many markets was offset by the impact of price cuts in Turkey and Russia and by the impact of a large tender order from Saudi Arabia that was shipped in H1 2010 but has not yet been renewed in 2011. In Japan, the product grew 18% to £135 million.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				16

PRESS RELEASE

Total reported Anti-viral medicines include sales of Valtrex (-49% to £176 million) and Relenza (-78% to £21 million). Zeffix sales grew 4% to £118 million.

Lamictal, the largest product in the CNS area, grew 2% to £242 million benefiting from growth in Japan where the product more than doubled to £15 million and by a strong performance of Lamictal XR in the USA.

In the Cardiovascular and urogenital category, the Avodart franchise grew 22% to £354 million with a strong contribution from the ongoing launch of the new combination product Duodart/Jalyn in the USA and Europe. Lovaza sales were up 18% to £272 million.

The decline in Metabolic sales reflected the loss of sales of Avandia.

Anti-bacterial sales grew 4% to £712 million with growth in the category led by sales in Emerging Markets (+9% to £313 million) and Europe (+5% to £278 million).

In Oncology and emesis the impact of generic competition in the USA to Hycamtin offset growth contributions from new products (Promacta, Votrient and Arzerra).

Dermatology sales were up 3% to £538 million for the half-year. Excluding £29 million of sales from a private business acquired in the fourth quarter of 2010 and the impact of the disposal of Zovirax in North America (sold to Valeant Pharmaceuticals), dermatology sales grew 3%. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £133 million (+6%).

Sales of HIV products by ViiV Healthcare were down 2% to £732 million. Growth from Epzicom/Kivexa (+7% to £287 million) and Selzentry (+32% to £49 million) helped offset reductions in the sales from other HIV products including Combivir (-14% to £142 million) and Trizivir (-15% to £61 million).

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				17

PRESS RELEASE

Vaccines sales

	Q2 2011		H1 2011
	£m	CER%	£m	CER%
Total Vaccines sales	787	(15)	1,545	(34)

Vaccines sales, excluding pandemic related products	783	19	1,536	12

Q2 2011

Underlying Vaccines sales were £783 million (+19%) with strong growth in all markets except Europe, where vaccines sales (impacted by austerity price cuts, some shipment delays, and fewer tender orders for Synflorix and Cervarix) declined 3% to £271 million.

Sales growth of hepatitis vaccines was especially strong in the USA (+47% to £82 million) helped by ongoing competitor supply issues, a shipment during the quarter to the Centers for Disease Control and Prevention (CDC) for stockpiling, and some shipment delays in Q2 2010.

Synflorix growth (>100% to £99 million) resulted from tender orders in Latin America and Africa.

The strong reported growth of Rotarix (>100% to £75 million) reflected the impact of the product being off the market for a portion of Q2 2010.

Cervarix growth (+30% to £65m) primarily reflected the benefit of tender sales in Japan.

Boostrix grew 26% to £53 million with good growth across all regions. On 8th July 2011, the US Food and Drug Administration (FDA) approved Boostrix for use in adults of 65 years of age and older for active booster immunisation against tetanus, diphtheria and pertussis (whooping cough).

H1 2011

Underlying Vaccines sales (excluding pandemic products) were £1,536 million (+12%), with strong growth in all markets except Europe, where underlying vaccines sales (impacted by austerity price cuts, some shipment delays, and fewer tender orders for Synflorix and Cervarix) declined 14% to £507 million.

Sales of hepatitis vaccines were down 3% to £349 million. The strong reported growth of Rotarix (+51% to £152 million) reflected the impact of the product being off the market during part of H1 2010. Cervarix growth (+32% to £174 million) primarily reflected the benefit of tender sales in Japan (£102 million in H1 2011 compared with £15 million in H1 2010). Boostrix grew 18% to £85 million with good growth across all regions.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				18

PRESS RELEASE

Sales from new pharmaceutical and vaccine launches

	Q2 2011		H1 2011
	£m	CER%	£m	CER%
Avamys/Veramyst	64	14	136	31
Lamictal XR	25	73	48	85
Requip XL	37	—	71	—
Treximet	14	(6)	28	3
Coreg CR	37	—	72	(1)
Duodart/Jalyn	25	—	42	—
Volibris	22	>100	44	>100
Promacta	17	>100	29	>100
Arzerra	11	38	20	62
Tyverb/Tykerb	59	7	111	3
Votrient	22	>100	39	>100
Cervarix	65	30	174	32
Rotarix	75	>100	152	51
Synflorix	99	>100	176	>100
Others	9		14

	581	53	1,156	46

Total sales of new products (launched since beginning of 2007 and excluding pandemic vaccine) were £581 million and grew 53% in the quarter. The most significant contributors to this growth were: Synflorix, Rotarix and Duodart/Jalyn.

The launches of three new products are underway:

•

Benlysta (Q2 2011 sales £2 million) for lupus is being launched in the USA in partnership with Human Genome Sciences, Inc. Additionally, on 13th July 2011, the European Commission granted marketing authorisation for the product. Launch of the product is expected to begin soon.

•

Trobalt as an adjunctive (add-on) treatment of partial onset seizures (a form of epilepsy where a seizure begins in a specific area in one side of the brain) is being launched in Europe. Additionally, in June 2011, the product was approved by the FDA under the brand name Potiga, and following a review by the Federal Drug Enforcement Administration, launch of the product is expected before year-end.

•	Horizant for the treatment of moderate-to-severe primary Restless Legs Syndrome in adults received FDA approval during Q2 and the launch of the product has recently started.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				19

PRESS RELEASE

Consumer Healthcare

	Q2 2011		H1 2011
	£m	CER%	£m	CER%
Turnover
Over-the-counter medicines	581	—	1,222	2
Oral healthcare	425	5	851	8
Nutritional healthcare	271	12	525	11

Total	1,277	4	2,598	6

Consumer Healthcare recorded sales growth of 4% in Q2 2011 and 6% for H1 2011, respectively. The combined net impact of the Maxinutrition acquisition and the disposal of some non-strategic brands was not significant.

In Q2 2011, Sensodyne (+14%) registered another quarter of double-digit growth, driven by the ongoing rollout of Sensodyne Repair and Protect. GI brands Tums and Eno also registered strong growth in the quarter, up 28% and 15%, respectively. Panadol grew 11%, driven by strong performances in emerging markets and Australia.

Q2 sales from innovations launched in the last three years were approximately £175 million or 14% of total sales. Key contributors to growth included Sensodyne Repair & Protect and Sensodyne Rapid Relief.

Excluding the OTC brands which are expected to be divested, sales of the remaining portfolio grew 6% and 7% for Q2 and H1, respectively.

Nutritional healthcare sales grew 12% and 11% for Q2 and H1, respectively. Excluding the acquisition of Maxinutrition sales in this category grew 8% in the quarter. Organic growth was spurred by innovation and consumer marketing. Strong results in emerging markets across the Nutritionals portfolio were partly offset by the impact of poor macroeconomic conditions throughout many other markets.

Oral healthcare sales were up 5% and 8% for Q2 and H1, respectively. Q2 growth resulted primarily from innovation with the ongoing rollout of Sensodyne Repair and Protect. Aquafresh toothpaste also performed well in key European markets behind the launch of new Aquafresh Ultimate.

OTC sales were level in Q2 and up 2% in H1. For Q2, Panadol registered 11% growth in the quarter, with very strong results in emerging markets (+16%) and Australia. Tums and Eno also contributed strong growth in both Q2 and H1.

	Q2 2011		H1 2011
	£m	Growth CER%	£m	Growth CER%
Turnover
USA	236	(2)	477	(1)
Europe	490	(3)	965	(1)
ROW	551	15	1,156	15

Total	1,277	4	2,598	6

Operating profit before major restructuring	263	15	524	22

Operating margin before major restructuring	21%		20%

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				20

PRESS RELEASE

The Rest of World markets led growth at 15% for both Q2 and H1. Q2 results were particularly strong in Africa (+23%) and India (+20%).

The USA registered declines of 2% and 1% for Q2 and H1, respectively. For Q2, very strong results from Tums (+19%) and Breathe Right (+25%) partly offset a decline in alli sales. The US Denture Care business registered a decline resulting from the comparison to the restocking of zinc-free denture adhesive in 2010, impacting growth in the region.

Europe reported declines of 3% and 1% for Q2 and H1, respectively. The European business was negatively impacted by a decline in alli sales, some retailer destocking and certain interruptions to product supply. However, toothpaste performance was particularly strong in the quarter: Sensodyne delivered double digit growth driven largely by the successful rollout of Sensodyne Repair and Protect. Similarly, Aquafresh toothpaste delivered 2% growth in the region driven by a strong Central and Eastern Europe performance and the launch of Aquafresh Ultimate in several markets.

Consumer Healthcare operating profit grew 15% in the quarter and 22% in the half-year as a result of income from product disposals and trading margin leverage.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				21

PRESS RELEASE

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. In February 2010 the Group published its estimate of 11% which is believed to be an improvement on the industry average over the last ten years. GSK’s long-term goal is to improve this return to a targeted rate of around 14%. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.

R&D expenditure is not determined as a percentage of sales, but instead capital is allocated using strict returns based criteria. In line with the changes made to the cash allocation process in R&D, and in order to provide additional granularity on the investment in this area across the Group, GSK is increasing the disclosure provided.

In addition, GSK will continue to provide updates on progress on KPIs which drive enhanced returns, including such items as footprint and fill and flow metrics, including approvals, number of Phase III assets and percentage of externally sourced assets in the clinical pipeline.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards). R&D expenditure for H1 2011 is analysed below.

H1 2011 £m
Discovery	402
Development	793
Facilities and central support functions	308

1,503
Vaccines	260
Consumer Healthcare	79

R&D before major restructuring	1,842

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				22

PRESS RELEASE

GSK’s late-stage Pharmaceuticals and Vaccines pipeline

There were several news events for late-stage pipeline assets in this quarter. Most notably, Potiga was approved in the USA in June, Benlysta was approved in Europe (and Canada) in July and the filing of Votrient for a new indication of soft tissue sarcoma in the USA and EU was announced in July. Also, Rotarix was approved in Japan for prevention of rotavirus infection. Decisions from regulators on current filings for two meningitis vaccines, Nimenrix in the EU and Menhibrix in the USA are expected during 2011-2012.

In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: 1120212, 2118436, 2402968, 642444+573719, albiglutide, dolutegravir (1349572), IPX066, MAGE-A3 (event driven), migalastat HCl, Mosquirix, otelixizumab, Promacta, Relovair, Tykerb, Votrient. Data was reported on IPX066, otelixizumab and Votrient in Q1.

Data reported in Q2 on two 6 month studies for Relovair and the first of the Promacta hepatitis C studies, ENABLE-1. This year data have reported on five of these 15 assets, four of which have been positive. Multiple Phase III data read-outs are anticipated from the other 10 assets by the end of 2012, together with additional Phase III data on IPX066, Votrient, Relovair and Promacta. Overall, by the end of 2012 we expect more than 30 further Phase III read-outs on 14 of the 15 assets.

The table below is provided as part of GSK’s quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of announcement.

Horizant was listed as approved for RLS in the USA and the Avodart prostate cancer filing was withdrawn in the last quarterly update and are no longer included in the table.

Biopharmaceuticals		USA	EU	News update in the quarter

Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III

Benlysta (belimumab)	Systemic lupus erythematosus	Approved Mar 2011	Approved Jul 2011	Approved in EU 13th July 2011.

otelixizumab	Type 1 diabetes	n/a	n/a	Based on DEFEND-1 data, ceased development in established T1DM.

albiglutide Prolia (denosumab)	Type 2 diabetes	Ph III	Ph III
	Post menopausal osteoporosis	n/a	Launched	Filings taking place in Emerging Markets.
	Skeletal related events (SRE) in cancer	n/a	n/a	Filings taking place in Emerging Markets.

Cardiovascular & Metabolic		USA	EU	News update in the quarter

darapladib	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter

Potiga (ezogabine)/ Trobalt (retigabine)	Epilepsy	Approved Jun 2011	Approved Mar 2011	Approved in USA 13th June 2011.

IPX066	Parkinson’s disease	Ph III	Ph III

Oncology		USA	EU	News update in the quarter

Promacta/Revolade	Hepatitis C	Ph III	Ph III	Positive data from ENABLE-1 study reported in the quarter.
	CLD	Ph III	Ph III	Awaiting full hepatatis C data before deciding next steps.

Votrient (pazopanib)	Sarcoma	Filed Jul 2011	Filed Jul 2011	PALETTE study data presented at ASCO 6th June 2011. Announced US and EU filings on 6th July 2011.
	Ovarian	Ph III	Ph III

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				23

PRESS RELEASE

Oncology / contd...		USA	EU	News update in the quarter

	First-line metastatic breast cancer	Ph III	Ph III

Tykerb/Tyverb	Adjuvant breast cancer	Ph III	Ph III	Recruitment complete into ALTTO study.
	Head & neck cancer	Ph III	Ph III	Recruitment complete into study 988.
	Gastric cancer	Ph III	Ph III	Recruitment complete into TyTAN study.

1120212 (MEK inhibitor)	Metastatic melanoma	Ph III	Ph III

2118436 (BRaf inhibitor)	Metastatic melanoma	Ph III	Ph III

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter

Relovair (‘444+’698)	COPD	Ph III	Ph III	Recruitment complete. Data from two 6 month studies reported in the quarter support continuation of the COPD development programme.
	Asthma	Ph III	Ph III	Recruitment complete. No further registration studies planned.
1605786 (CCX282)	Crohn’s disease	Ph III	Ph III
‘444+’719	COPD	Ph III	Ph III	All Phase III studies started.

Rare Diseases		USA	EU	News update in the quarter

migalastat HCl	Fabry disease	Ph III	Ph III

2402968 (PRO051)	Duchenne muscular dystrophy		Ph III

2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III

Vaccines		USA	EU	News update in the quarter

Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a

MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III

Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Filed Mar 2011
Herpes zoster	Shingles prophylaxis	Ph III	Ph III

Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.

HIV (ViiV Healthcare)		USA	EU	News update in the quarter

dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Ph III	Ph III

‘572-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				24

PRESS RELEASE

Definitions

Underlying sales growth

Underlying sales growth excludes the sales of pandemic related products, Avandia and Valtrex. Management believes this measure assists shareholders in gaining a clearer understanding of the Group’s sales performance and prospects because of the size and nature of the loss of sales from these products in 2010 and 2011. Sales of these products were:

	Q2 2011		Q2 2010		Growth
	£m	£m	£m	£m	CER%
Group turnover		6,720		7,025	(2)
Pandemic related products	16		283
Avandia	26		152
Valtrex	86		165

		128		600

Underlying Group turnover		6,592		6,425	5

Q2 2011	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	—	4	—	12	—	—	16
Avandia	20	(2)	2	2	—	4	26
Valtrex	22	13	8	7	35	1	86

Q2 2010	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	5	94	43	—	65	76	283
Avandia	75	34	18	10	—	15	152
Valtrex	94	16	8	11	35	1	165

	H1 2011		H1 2010		Growth
	£m	£m	£m	£m	CER%
Group turnover		13,305		14,382	(6)
Pandemic related products	30		1,065
Avandia	62		321
Valtrex	176		341

		268		1,727

Underlying Group turnover		13,037		12,655	4

H1 2011	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	—	9	—	12	7	2	30
Avandia	46	(2)	7	3	—	8	62
Valtrex	44	25	14	22	69	2	176

H1 2010	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	35	400	196	21	365	48	1,065
Avandia	164	72	37	20	—	28	321
Valtrex	201	39	13	21	62	5	341

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				25

PRESS RELEASE

Results before major restructuring

Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.

CER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow

Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis.

Free cash flow conversion

Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2010.

Contacts

Enquiries:	UK Media	David Mawdsley Stephen Rea Sarah Spencer Janet Morgan David Daley	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Kevin Colgan Sarah Alspach	(919) 483 2839 (919) 483 2839 (919) 483 2839 (919) 483 2839

	European Analyst / Investor	Sally Ferguson Gary Davies Ziba Shamsi Mark Elliot	(020) 8047 5543 (020) 8047 5503 (020) 8047 3289 (020) 8047 2617

	US Analyst / Investor	Tom Curry Jeff McLaughlin	(215) 751 5419 (215) 751 7002

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom

Registered in England and Wales. Registered number: 3888792

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				26

PRESS RELEASE

Financial information

Income statement

Three months ended 30th June 2011

	Results before major restructuring Q2 2011 £m		Growth CER%	Major restructuring Q2 2011 £m	Total Q2 2011 £m		Results before major restructuring Q2 2010 £m		Major restructuring Q2 2010 £m	Total Q2 2010 £m
TURNOVER	6,720		(2)		6,720		7,025			7,025

Cost of sales	(1,625)		1	(19)	(1,644)		(1,626)		(31)	(1,657)

Gross profit	5,095		(3)	(19)	5,076		5,399		(31)	5,368

Selling, general and administration	(2,244)		(39)	(101)	(2,345)		(3,845)		(357)	(4,202)
Research and development	(944)		(1)	(71)	(1,015)		(994)		(202)	(1,196)
Other operating income	62				62		81			81

OPERATING PROFIT	1,969		>100	(191)	1,778		641		(590)	51

Finance income	23				23		19			19
Finance expense	(211)				(211)		(188)		(1)	(189)
Share of after tax profits of associates and joint ventures	2				2		22			22

PROFIT/(LOSS) BEFORE TAXATION	1,783		>100	(191)	1,592		494		(591)	(97)

Taxation	(475)			30	(445)		(312)		157	(155)
Tax rate %	26.6%				28.0%		63.2%			>100%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	1,308		>100	(161)	1,147		182		(434)	(252)

Profit attributable to non-controlling interests	41				41		52			52
Profit/(loss) attributable to shareholders	1,267			(161)	1,106		130		(434)	(304)

	1,308			(161)	1,147		182		(434)	(252)

EARNINGS/(LOSS) PER SHARE	25.0	p	>100		21.8	p	2.6	p		(6.0	)p

Diluted earnings/(loss) per share	24.7	p			21.6	p	2.5	p		(5.9	)p

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				27

PRESS RELEASE

Income statement

Six months ended 30th June 2011

	Results before major restructuring H1 2011 £m		Growth CER%	Major restructuring H1 2011 £m	Total H1 2011 £m		Results before major restructuring H1 2010 £m		Major restructuring H1 2010 £m	Total H1 2010 £m
TURNOVER	13,305		(6)		13,305		14,382			14,382

Cost of sales	(3,405)		(4)	(34)	(3,439)		(3,550)		(59)	(3,609)

Gross profit	9,900		(7)	(34)	9,866		10,832		(59)	10,773

Selling, general and administration	(4,298)		(30)	(204)	(4,502)		(6,143)		(409)	(6,552)
Research and development	(1,842)		(2)	(88)	(1,930)		(1,933)		(423)	(2,356)
Other operating income	379				379		280			280

OPERATING PROFIT	4,139		39	(326)	3,813		3,036		(891)	2,145

Finance income	42				42		36			36
Finance expense	(404)				(404)		(392)		(2)	(394)
Profit on disposal of interest in associate	584				584
Share of after tax profits of associates and joint ventures	21				21		47			47

PROFIT BEFORE TAXATION	4,382		64	(326)	4,056		2,727		(893)	1,834

Taxation	(1,376)			51	(1,325)		(930)		239	(691)
Tax rate %	31.4%				32.7%		34.1%			37.7%

PROFIT AFTER TAXATION FOR THE PERIOD	3,006		70	(275)	2,731		1,797		(654)	1,143

Profit attributable to non-controlling interests	100				100		107			107
Profit attributable to shareholders	2,906			(275)	2,631		1,690		(654)	1,036

	3,006			(275)	2,731		1,797		(654)	1,143

EARNINGS PER SHARE	57.3	p	75		51.8	p	33.3	p		20.4	p

Diluted earnings per share	56.6	p			51.2	p	33.0	p		20.2	p

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				28

PRESS RELEASE

Statement of comprehensive income
	Q2 2011 £m	Q2 2010 £m
Profit/(loss) for the period	1,147	(252)

Exchange movements on overseas net assets and net investment hedges	127	(417)
Reclassification of exchange on disposal of overseas subsidiary	(1)	—
Fair value movements on available-for-sale investments	(43)	(47)
Deferred tax on fair value movements on available-for-sale investments	1	2
Reclassification of fair value movements on available-for-sale investments	(11)	(5)
Deferred tax reversed on reclassification of available-for-sale investments	6	3
Actuarial losses on defined benefit plans	(38)	(389)
Deferred tax on actuarial movements in defined benefit plans	18	133
Fair value movements on cash flow hedges	—	(2)
Deferred tax on fair value movements on cash flow hedges	(2)	—
Reclassification of cash flow hedges to income statement	1	4

Other comprehensive income/(expense) for the period	58	(718)

Total comprehensive income/(expense) for the period	1,205	(970)

Total comprehensive income/(expense) for the period attributable to:
Shareholders	1,165	(1,021)
Non-controlling interests	40	51

	1,205	(970)

Statement of comprehensive income
	H1 2011 £m	H1 2010 £m
Profit for the period	2,731	1,143

Exchange movements on overseas net assets and net investment hedges	121	(214)
Reclassification of exchange on disposal of overseas subsidiary	(1)	—
Fair value movements on available-for-sale investments	(37)	(23)
Deferred tax on fair value movements on available-for-sale investments	3	3
Reclassification of fair value movements on available-for-sale investments	(23)	(18)
Deferred tax reversed on reclassification of available-for-sale investments	7	3
Actuarial losses on defined benefit plans	(7)	(554)
Deferred tax on actuarial movements in defined benefit plans	2	186
Fair value movements on cash flow hedges	(2)	(2)
Deferred tax on fair value movements on cash flow hedges	(2)	—
Reclassification of cash flow hedges to income statement	3	4
Share of other comprehensive income of associates and joint ventures	(8)	—

Other comprehensive income/(expense) for the period	56	(615)

Total comprehensive income for the period	2,787	528

Total comprehensive income for the period attributable to:
Shareholders	2,699	392
Non-controlling interests	88	136

	2,787	528

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				29

PRESS RELEASE

Pharmaceuticals and Vaccines turnover

Three months ended 30th June 2011

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,812	2	808	2	552	1	165	4	287	8
Avamys/Veramyst	64	14	17	(5)	22	5	13	44	12	57
Flixonase/Flonase	31	(36)	1	(94)	11	(17)	12	30	7	(20)
Flixotide/Flovent	196	1	106	6	39	(3)	11	—	40	(5)
Seretide/Advair	1,270	2	614	2	407	2	81	(1)	168	7
Serevent	43	(17)	12	(24)	22	(8)	—	(100)	9	(20)
Ventolin	149	15	57	38	35	—	30	3	27	9
Xyzal	15	>100	—	—	—	—	2	(33)	13	>100
Zyrtec	20	—	—	—	—	—	4	—	16	—
Anti-virals	209	(26)	39	(64)	22	(19)	61	8	87	1
Hepsera	30	(9)	—	—	—	—	13	(7)	17	(11)
Relenza	12	38	—	—	—	—	—	—	12	>100
Valtrex	86	(48)	22	(74)	13	(25)	8	—	43	(11)
Zeffix	62	3	3	(25)	6	—	40	14	13	(13)
Central nervous system	421	(6)	110	(9)	123	(12)	57	13	131	(3)
Imigran/Imitrex	51	(2)	20	11	19	(14)	1	(50)	11	9
Keppra	12	33	—	—	1	—	7	40	4	—
Lamictal	128	7	66	20	33	(16)	13	—	16	25
Requip	57	(5)	10	—	32	(17)	2	100	13	17
Seroxat/Paxil	107	(21)	(4)	—	17	(27)	18	—	76	(8)
Treximet	14	(6)	14	—	—	—	—	—	—	—
Wellbutrin	23	5	5	(20)	12	33	3	67	3	(75)
Cardiovascular and urogenital	706	13	410	10	169	6	43	28	84	36
Arixtra	75	(1)	41	(2)	26	(7)	3	100	5	—
Avodart	188	24	87	8	55	20	10	22	36	>100
Coreg	39	(5)	38	(5)	—	—	—	—	1	—
Fraxiparine	60	4	—	—	42	3	17	29	1	(75)
Lovaza	145	14	144	13	—	—	—	—	1	—
Vesicare	33	17	33	17	—	—	—	—	—	—
Volibris	22	>100	—	—	17	89	1	—	4	>100
Metabolic	85	(60)	20	(71)	17	(71)	15	(52)	33	(34)
Avandia products	26	(82)	20	(72)	(2)	—	2	(89)	6	(72)
Bonviva/Boniva	18	(15)	—	—	14	(24)	—	—	4	100
Anti-bacterials	333	—	16	(19)	122	(3)	151	5	44	2
Augmentin	142	—	(1)	—	56	4	68	3	19	—
Oncology and emesis	165	(4)	57	(33)	64	32	18	19	26	33
Arzerra	11	38	7	14	3	—	—	—	1	(100)
Hycamtin	13	(70)	—	—	10	(17)	1	(50)	2	(50)
Promacta	17	>100	8	29	5	>100	1	—	3	—
Tyverb/Tykerb	59	7	15	(11)	27	23	9	29	8	(11)
Votrient	22	>100	12	63	8	—	1	—	1	—
Vaccines	787	(15)	178	36	275	(27)	195	9	139	(46)
Boostrix	53	26	27	12	12	9	3	>100	11	100
Cervarix	65	30	2	(50)	14	(33)	6	17	43	>100
Fluarix, FluLaval	8	—	5	—	(2)	—	3	>100	2	>100
Flu Pandemic	4	(99)	—	—	4	(96)	—	—	—	—
Hepatitis	191	15	82	47	64	(2)	23	(4)	22	(10)
Infanrix, Pediarix	156	(11)	31	(13)	100	(12)	8	(27)	17	6
Rotarix	75	>100	33	>100	10	25	26	35	6	>100
Synflorix	99	>100	—	—	12	(14)	80	>100	7	(40)
Dermatologicals	265	4	62	(7)	66	3	90	35	47	(18)
Bactroban	30	3	11	(7)	7	—	8	14	4	50
Dermovate	22	21	—	—	6	20	9	43	7	—
Duac	25	(7)	13	—	6	—	2	—	4	(33)
Soriatane	17	12	17	12	—	—	—	—	—	—
Zovirax	22	(33)	(1)	—	6	(14)	7	(13)	10	(23)
Other	281	19	8	17	67	(19)	112	41	94	33

	5,064	(4)	1,708	(4)	1,477	(9)	907	12	972	(7)

ViiV Healthcare (HIV)	379	—	154	(4)	146	(3)	45	61	34	(18)
Combivir	71	(16)	30	(18)	25	(20)	12	9	4	(29)
Epivir	29	11	9	(10)	8	(20)	9	>100	3	33
Epzicom/Kivexa	147	7	53	2	68	8	10	25	16	14
Lexiva	37	—	18	(5)	12	(8)	6	>100	1	(67)
Selzentry	26	37	10	22	13	30	1	—	2	>100
Trizivir	31	(8)	17	—	13	(7)	1	—	—	—

	5,443	(3)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				30

PRESS RELEASE

Pharmaceuticals and Vaccines turnover

Six months ended 30th June 2011

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	3,627	3	1,599	1	1,089	(2)	315	5	624	17
Avamys/Veramyst	136	31	32	(8)	38	12	21	50	45	>100
Flixonase/Flonase	79	(18)	4	(83)	20	(9)	21	16	34	7
Flixotide/Flovent	398	3	213	8	79	(6)	24	(4)	82	—
Seretide/Advair	2,493	—	1,200	(1)	806	(1)	157	(2)	330	11
Serevent	95	(8)	33	6	44	(12)	1	—	17	(21)
Ventolin	295	20	113	50	71	(1)	60	13	51	12
Xyzal	30	>100	—	—	—	—	4	33	26	>100
Zyrtec	51	23	—	—	—	—	9	50	42	18
Anti-virals	410	(37)	80	(69)	42	(31)	113	8	175	(19)
Hepsera	58	(8)	—	—	—	—	26	—	32	(14)
Relenza	21	(78)	—	—	—	—	—	—	21	(62)
Valtrex	176	(49)	44	(77)	25	(38)	14	8	93	—
Zeffix	118	4	7	—	12	(8)	73	14	26	(10)
Central nervous system	817	(6)	213	(16)	243	(13)	117	22	244	3
Imigran/Imitrex	102	(7)	41	—	36	(19)	2	(33)	23	5
Keppra	23	53	—	—	1	—	14	75	8	33
Lamictal	242	2	119	4	66	(12)	27	8	30	27
Requip	110	(4)	20	—	62	(15)	2	100	26	24
Seroxat/Paxil	210	(15)	(3)	—	33	(25)	38	14	142	(4)
Treximet	28	3	28	7	—	—	—	—	—	—
Wellbutrin	42	—	8	(38)	22	22	8	50	4	(50)
Cardiovascular and urogenital	1,321	11	754	8	330	7	78	27	159	35
Arixtra	149	3	85	6	50	(8)	6	75	8	14
Avodart	354	22	163	5	105	24	18	19	68	>100
Coreg	76	(7)	75	(7)	—	—	—	—	1	—
Fraxiparine	114	1	—	—	81	(2)	32	32	1	(83)
Lovaza	272	18	270	17	—	—	—	—	2	—
Vesicare	61	16	61	16	—	—	—	—	—	—
Volibris	44	>100	—	—	34	100	2	—	8	>100
Metabolic	176	(60)	46	(70)	33	(72)	32	(48)	65	(36)
Avandia products	62	(80)	46	(71)	(2)	—	7	(81)	11	(77)
Bonviva/Boniva	34	(21)	—	—	26	(30)	1	—	7	40
Anti-bacterials	712	4	35	(20)	278	5	313	9	86	(1)
Augmentin	329	10	2	(90)	131	13	156	16	40	8
Oncology and emesis	315	(7)	116	(34)	121	24	32	18	46	33
Arzerra	20	62	14	25	6	—	—	—	—	—
Hycamtin	27	(68)	—	—	21	(16)	3	(25)	3	(33)
Promacta	29	>100	14	15	9	>100	1	—	5	—
Tyverb/Tykerb	111	3	28	(17)	51	11	16	33	16	—
Votrient	39	>100	24	92	13	—	1	—	1	—
Vaccines	1,545	(34)	333	12	516	(48)	372	(17)	324	(49)
Boostrix	85	18	42	7	21	5	4	33	18	89
Cervarix	174	32	3	(50)	29	(64)	16	70	126	>100
Fluarix, FluLaval	17	>100	6	>100	(2)	—	6	>100	7	100
Flu Pandemic	9	(99)	—	—	9	(98)	—	—	—	—
Hepatitis	349	(3)	152	5	118	(6)	36	(18)	43	(11)
Infanrix, Pediarix	317	(7)	71	6	191	(11)	20	(5)	35	(8)
Rotarix	152	51	60	75	20	(5)	58	59	14	50
Synflorix	176	>100	—	—	25	(4)	141	>100	10	(47)
Dermatologicals	538	3	139	(14)	128	2	172	34	99	(5)
Bactroban	58	5	22	(4)	14	8	15	15	7	17
Dermovate	41	24	—	—	12	33	16	42	13	—
Duac	53	(2)	29	(3)	12	—	5	—	7	—
Soriatane	34	3	34	3	—	—	—	—	—	—
Zovirax	58	(30)	10	(68)	13	(7)	13	(7)	22	(9)
Other	514	15	12	20	132	(11)	214	35	156	18

	9,975	(9)	3,327	(8)	2,912	(17)	1,758	5	1,978	(10)

ViiV Healthcare (HIV)	732	(2)	307	(3)	291	(5)	70	28	64	(12)
Combivir	142	(14)	60	(14)	52	(19)	21	—	9	(17)
Epivir	55	2	20	5	17	(15)	12	50	6	(14)
Epzicom/Kivexa	287	7	104	5	133	6	17	42	33	10
Lexiva	69	(10)	35	(10)	24	(14)	7	75	3	(50)
Selzentry	49	32	20	24	25	25	1	—	3	—
Trizivir	61	(15)	32	(11)	26	(16)	1	—	2	(50)

	10,707	(9)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				31

PRESS RELEASE

Balance sheet

	30th June 2011 £m	30th June 2010 £m	31st December 2010 £m
ASSETS
Non-current assets
Property, plant and equipment	9,019	9,180	9,045
Goodwill	3,750	3,545	3,606
Other intangible assets	8,499	8,378	8,532
Investments in associates and joint ventures	641	1,071	1,081
Other investments	605	495	711
Deferred tax assets	2,563	2,639	2,566
Derivative financial instruments	90	106	97
Other non-current assets	602	560	556

Total non-current assets	25,769	25,974	26,194

Current assets
Inventories	4,271	4,070	3,837
Current tax recoverable	55	42	56
Trade and other receivables	5,833	6,015	5,793
Derivative financial instruments	122	134	93
Liquid investments	166	225	184
Cash and cash equivalents	5,846	6,574	6,057
Assets held for sale	16	19	16

Total current assets	16,309	17,079	16,036

TOTAL ASSETS	42,078	43,053	42,230

LIABILITIES
Current liabilities
Short-term borrowings	(1,039)	(453)	(291)
Trade and other payables	(7,268)	(6,568)	(6,888)
Derivative financial instruments	(218)	(209)	(188)
Current tax payable	(1,529)	(1,347)	(1,047)
Short-term provisions	(3,567)	(3,425)	(4,380)

Total current liabilities	(13,621)	(12,002)	(12,794)

Non-current liabilities
Long-term borrowings	(14,229)	(14,848)	(14,809)
Deferred tax liabilities	(719)	(668)	(707)
Pensions and other post-employment benefits	(2,651)	(3,773)	(2,672)
Other provisions	(802)	(1,618)	(904)
Derivative financial instruments	(6)	(6)	(5)
Other non-current liabilities	(615)	(594)	(594)

Total non-current liabilities	(19,022)	(21,507)	(19,691)

TOTAL LIABILITIES	(32,643)	(33,509)	(32,485)

NET ASSETS	9,435	9,544	9,745

EQUITY
Share capital	1,400	1,417	1,418
Share premium account	1,504	1,388	1,428
Retained earnings	4,505	4,914	4,779
Other reserves	1,272	1,050	1,262

Shareholders’ equity	8,681	8,769	8,887
Non-controlling interests	754	775	858

TOTAL EQUITY	9,435	9,544	9,745

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				32

PRESS RELEASE

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
At 1st January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745

Profit for the period	—	—	2,631	—	2,631	100	2,731
Other comprehensive income/(expense) for the period	—	—	120	(52)	68	(12)	56
Distributions to non-controlling interests	—	—	—	—	—	(215)	(215)
Dividends to shareholders	—	—	(1,783)	—	(1,783)	—	(1,783)
Changes in non-controlling interests	—	—	(5)	—	(5)	23	18
Forward contract relating to non-controlling interest	—	—	—	(27)	(27)	—	(27)
Shares issued	1	76	—	—	77	—	77
Ordinary shares purchased and cancelled or held as Treasury shares	(19)	—	(1,244)	19	(1,244)	—	(1,244)
Consideration received for shares transferred by ESOP Trusts	—	—	—	13	13	—	13
Shares acquired by ESOP Trusts	—	—	—	(29)	(29)	—	(29)
Write-down on shares held by ESOP Trusts	—	—	(86)	86	—	—	—
Share-based incentive plans	—	—	93	—	93	—	93

At 30th June 2011	1,400	1,504	4,505	1,272	8,681	754	9,435

At 1st January 2010	1,416	1,368	6,321	900	10,005	737	10,742

Profit for the period	—	—	1,036	—	1,036	107	1,143
Other comprehensive (expense)/income for the period	—	—	(611)	(33)	(644)	29	(615)
Distributions to non-controlling interests	—	—	—	—	—	(99)	(99)
Dividends to shareholders	—	—	(1,682)	—	(1,682)	—	(1,682)
Changes in non-controlling interests	—	—	—	—	—	1	1
Shares issued	1	20	—	—	21	—	21
Consideration received for shares transferred by ESOP Trusts	—	—	—	6	6	—	6
Shares acquired by ESOP Trusts	—	—	—	(58)	(58)	—	(58)
Write-down on shares held by ESOP Trusts	—	—	(235)	235	—	—	—
Share-based incentive plans	—	—	85	—	85	—	85

At 30th June 2010	1,417	1,388	4,914	1,050	8,769	775	9,544

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				33

PRESS RELEASE

Cash flow statement

Six months ended 30th June 2011

	H1 2011 £m	H1 2010 £m	2010 £m
Profit after tax	2,731	1,143	1,853
Tax on profits	1,325	691	1,304
Share of after tax profits of associates and joint ventures	(21)	(47)	(81)
Profit on disposal of interest in associates	(584)	—	(8)
Net finance expense	362	358	715
Depreciation and other non-cash items	595	928	2,071
(Increase)/decrease in working capital	(312)	464	1,297
(Decrease)/decrease in other net liabilities	(969)	1,525	1,480

Cash generated from operations	3,127	5,062	8,631
Taxation paid	(851)	(824)	(1,834)

Net cash inflow from operating activities	2,276	4,238	6,797

Cash flow from investing activities
Purchase of property, plant and equipment	(373)	(474)	(1,014)
Proceeds from sale of property, plant and equipment	37	46	92
Purchase of intangible assets	(203)	(198)	(621)
Proceeds from sale of intangible assets	237	32	126
Purchase of equity investments	(24)	(147)	(279)
Proceeds from sale of equity investments	36	12	27
Purchase of businesses, net of cash acquired	(243)	(163)	(354)
Investment in associates and joint ventures	(11)	(43)	(61)
Proceeds from disposal of subsidiary and interest in associate	1,034	—	—
Decrease in liquid investments	42	56	91
Interest received	47	39	107
Dividends from associates and joint ventures	2	4	18

Net cash inflow/(outflow) from investing activities	581	(836)	(1,868)

Cash flow from financing activities
Proceeds from own shares for employee share options	13	6	17
Issue of share capital	77	21	62
Shares acquired by ESOP Trusts	(29)	(58)	(16)
Shares purchased and cancelled or held as Treasury shares	(846)	—	—
Repayment of short-term loans	(4)	(1,321)	(1,296)
Increase in short-term loans	29	38	6
Net repayment of obligations under finance leases	(18)	(24)	(45)
Interest paid	(344)	(352)	(775)
Dividends paid to shareholders	(1,783)	(1,682)	(3,205)
Distributions to non-controlling interests	(215)	(99)	(118)
Other financing items	35	(201)	(201)

Net cash outflow from financing activities	(3,085)	(3,672)	(5,571)

Decrease in cash and bank overdrafts in the period	(228)	(270)	(642)
Exchange adjustments	(34)	80	81
Cash and bank overdrafts at beginning of period	5,807	6,368	6,368

Cash and bank overdrafts at end of period	5,545	6,178	5,807

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	5,846	6,574	6,057
Overdrafts	(301)	(396)	(250)

	5,545	6,178	5,807

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				34

PRESS RELEASE

Segmental information

GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2011. The Pharmaceuticals and Vaccines business in Japan is now shown as a separate segment. Comparative information has been restated on a consistent basis.

GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets, Asia Pacific and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover
	Q2 2011 £m	Q2 2010 (restated) £m	Growth CER%
USA	1,708	1,935	(4)
Europe	1,477	1,579	(9)
Emerging Markets	907	849	12
Asia Pacific	323	285	9
Japan	427	441	(5)
ViiV Healthcare	379	389	—
Other trading and unallocated pharmaceuticals and vaccines	222	296	(25)

Pharmaceuticals and Vaccines turnover	5,443	5,774	(3)
Consumer Healthcare turnover	1,277	1,251	4

	6,720	7,025	(2)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				35

PRESS RELEASE

Operating profit by segment
	Q2 2011 £m	Q2 2010 (restated) £m	Growth CER%
USA	1,106	1,234	(1)
Europe	813	886	(13)
Emerging Markets	282	315	(7)
Asia Pacific	148	127	11
Japan	255	280	(11)
ViiV Healthcare	208	201	6
Pharmaceuticals R&D	(707)	(802)	(6)
Other trading and unallocated pharmaceuticals and vaccines	(97)	(48)	>100

Pharmaceuticals and Vaccines operating profit	2,008	2,193	(9)
Consumer Healthcare operating profit	263	229	15

Segment profit	2,271	2,422
Corporate and other unallocated costs and disposal profits	(302)	(1,781)

Operating profit before major restructuring	1,969	641	>100
Major restructuring	(191)	(590)

Total operating profit	1,778	51

Finance income	23	19
Finance costs	(211)	(189)
Share of after tax profits of associates and joint ventures	2	22

Profit/(loss) before taxation	1,592	(97)

Turnover

	H1 2011 £m	H1 2010 (restated) £m	Growth CER%
USA	3,327	3,844	(8)
Europe	2,912	3,472	(17)
Emerging Markets	1,758	1,716	5
Asia Pacific	620	566	5
Japan	933	1,047	(16)
ViiV Healthcare	732	762	(2)
Other trading and unallocated pharmaceuticals and vaccines	425	494	(15)

Pharmaceuticals and Vaccines turnover	10,707	11,901	(9)
Consumer Healthcare turnover	2,598	2,481	6

	13,305	14,382	(6)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				36

PRESS RELEASE

Operating profit by segment

	H1 2011 £m	H1 2010 (restated) £m	Growth CER%
USA	2,330	2,529	(2)
Europe	1,609	2,024	(22)
Emerging Markets	531	627	(10)
Asia Pacific	285	258	3
Japan	563	676	(22)
ViiV Healthcare	403	413	—
Pharmaceuticals R&D	(1,407)	(1,567)	(7)
Other trading and unallocated pharmaceuticals and vaccines	(228)	(177)	18

Pharmaceuticals and Vaccines operating profit	4,086	4,783	(13)
Consumer Healthcare operating profit	524	428	22

Segment profit	4,610	5,211
Corporate and other unallocated costs and disposal profits	(471)	(2,175)

Operating profit before major restructuring	4,139	3,036	39
Major restructuring	(326)	(891)

Total operating profit	3,813	2,145

Finance income	42	36
Finance costs	(404)	(394)
Profit on disposal of interest in associate	584	—
Share of after tax profits of associates and joint ventures	21	47

Profit before taxation	4,056	1,834

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				37

PRESS RELEASE

Additional income statement information

Three months ended 30th June 2011

			Turnover	Cost of sales	SG&A costs	R&D costs	Other operating income	Operating profit	Operating margin %

USA	Q2 2011	£m	1,708	(203)	(424)	—	25	1,106	65
	Q2 2010 (restated)	£m	1,935	(219)	(504)	—	22	1,234	64
	Growth CER	%	(4)	(5)	(9)	—		(1)

Europe	Q2 2011	£m	1,477	(322)	(345)	—	3	813	55
	Q2 2010 (restated)	£m	1,579	(322)	(374)	—	3	886	56
	Growth CER	%	(9)	(2)	(7)	—		(13)

Emerging Markets	Q2 2011	£m	907	(339)	(286)	(1)	1	282	31
	Q2 2010 (restated)	£m	849	(282)	(283)	—	31	315	37
	Growth CER	%	12	22	10	>100		(7)

Asia Pacific	Q2 2011	£m	323	(89)	(85)	(1)	—	148	46
	Q2 2010 (restated)	£m	285	(78)	(80)	(1)	1	127	45
	Growth CER	%	9	12	4	—		11

Japan	Q2 2011	£m	427	(56)	(108)	(8)	—	255	60
	Q2 2010 (restated)	£m	441	(60)	(97)	(7)	3	280	64
	Growth CER	%	(5)	(10)	9	14		(11)

ViiV Healthcare	Q2 2011	£m	379	(69)	(70)	* (24)	(8)	208	55
	Q2 2010 (restated)	£m	389	(89)	(75)	* (20)	(4)	201	52
	Growth CER	%	—	(21)	(4)	20		6

Pharmaceuticals R&D	Q2 2011	£m	—	—	(37)	(671)	1	(707)
	Q2 2010 (restated)	£m	—	—	(38)	(763)	(1)	(802)
	Growth CER	%	—	—	3	(7)		(6)

Other trading and unallocated pharmaceuticals	Q2 2011	£m	222	(41)	(138)	(182)	42	(97)
	Q2 2010 (restated)	£m	296	(83)	(173)	(142)	54	(48)
	Growth CER	%	(25)	(33)	(3)	27		>100

Total Pharmaceuticals and Vaccines	Q2 2011	£m	5,443	(1,119)	(1,493)	(887)	64	2,008	37
	Q2 2010 (restated)	£m	5,774	(1,133)	(1,624)	(933)	109	2,193	38
	Growth CER	%	(3)	—	(2)	(1)		(9)

Consumer Healthcare	Q2 2011	£m	1,277	(482)	(511)	(39)	18	263	21
	Q2 2010 (restated)	£m	1,251	(474)	(507)	(41)	—	229	18
	Growth CER	%	4	4	3	2		15

Corporate and other unallocated costs	Q2 2011	£m	—	(24)	(240)	(18)	(20)	(302)
	Q2 2010 (restated)	£m	—	(19)	(1,714)	(20)	(28)	(1,781)
	Growth CER	%	—	—	(85)	(35)		(83)

Results before major restructuring	Q2 2011	£m	6,720	(1,625)	(2,244)	(944)	(62)	1,969	29
	Q2 2010 (restated)	£m	7,025	(1,626)	(3,845)	(994)	(81)	641	9
	Growth CER	%	(2)	1	(39)	(1)		>100

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				38

PRESS RELEASE

Six months ended 30th June 2011

			Turnover	Cost of sales	SG&A costs	R&D costs	Other operating income	Operating profit	Operating margin %
USA	H1 2011	£m	3,327	(402)	(833)	—	238	2,330	70
	H1 2010 (restated)	£m	3,844	(428)	(1,026)	—	139	2,529	66
	Growth CER	%	(8)	(5)	(14)	—		(2)

Europe	H1 2011	£m	2,912	(637)	(672)	—	6	1,609	55
	H1 2010 (restated)	£m	3,472	(718)	(737)	—	7	2,024	58
	Growth CER	%	(17)	(11)	(7)	—		(22)

Emerging Markets	H1 2011	£m	1,758	(661)	(565)	(2)	1	531	30
	H1 2010 (restated)	£m	1,716	(599)	(520)	(1)	31	627	37
	Growth CER	%	5	12	11	100		(10)

Asia Pacific	H1 2011	£m	620	(170)	(166)	(1)	2	285	46
	H1 2010 (restated)	£m	566	(159)	(149)	(1)	1	258	46
	Growth CER	%	5	5	8	—		3

Japan	H1 2011	£m	933	(138)	(216)	(16)	—	563	60
	H1 2010 (restated)	£m	1,047	(171)	(192)	(13)	5	676	65
	Growth CER	%	(16)	(21)	7	15		(22)

ViiV Healthcare	H1 2011	£m	732	(135)	(133)	* (48)	(13)	403	55
	H1 2010 (restated)	£m	762	(172)	(143)	* (27)	(7)	413	54
	Growth CER	%	(2)	(21)	(5)	78		—

Pharmaceuticals R&D	H1 2011	£m	—	—	(71)	(1,340)	4	(1,407)
	H1 2010 (restated)	£m	—	—	(80)	(1,488)	1	(1,567)
	Growth CER	%	—	—	(8)	(7)		(7)

Other trading and unallocated pharmaceuticals	H1 2011	£m	425	(235)	(226)	(318)	126	(228)
	H1 2010 (restated)	£m	494	(304)	(205)	(284)	122	(177)
	Growth CER	%	(15)	(18)	(7)	13		18

Total Pharmaceuticals and Vaccines	H1 2011	£m	10,707	(2,378)	(2,882)	(1,725)	364	4,086	38
	H1 2010 (restated)	£m	11,901	(2,551)	(3,052)	(1,814)	299	4,783	40
	Growth CER	%	(9)	(6)	(5)	(2)		(13)

Consumer Healthcare	H1 2011	£m	2,598	(979)	(1,052)	(79)	36	524	20
	H1 2010 (restated)	£m	2,481	(957)	(1,020)	(78)	2	428	17
	Growth CER	%	6	3	4	5		22

Corporate and other unallocated costs	H1 2011	£m	—	(48)	(364)	(38)	(21)	(471)
	H1 2010 (restated)	£m	—	(42)	(2,071)	(41)	(21)	(2,175)
	Growth CER	%	—	(12)	(83)	(29)		(80)

Results before major restructuring	H1 2011	£m	13,305	(3,405)	(4,298)	(1,842)	379	4,139	31
	H1 2010 (restated)	£m	14,382	(3,550)	(6,143)	(1,933)	280	3,036	21
	Growth CER	%	(6)	(4)	(30)	(2)		39

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				39

PRESS RELEASE

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal proceedings’ note in the Annual Report 2010.

At 30th June 2011, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 41) was £3.3 billion (31st December 2010: £4.0 billion). The Group may become involved in legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts by a material amount.

Significant developments since the Annual Report 2010 previously reported for the quarter ending 31st March 2011) are as follows:

The Group continues to respond to a subpoena received from the Office of the Inspector General of the US Department of Health and Human Services on 18th April 2011 requesting production of documents relating to the Group’s marketing and promotion of Lovaza.

On 30th March 2011, the Group, which has marketing rights for Lovaza in the USA and Puerto Rico, confirmed that Pronova BioPharma Norge AS (‘Pronova BioPharma’), which owns the patents for Lovaza, entered into an agreement with Apotex Corp. and Apotex Inc. (‘Apotex’) to settle their patent litigation in the USA related to Lovaza. The settlement grants Apotex a licence to enter the US market with a generic version of Lovaza in the first quarter of 2015 or earlier depending on certain circumstances. Other terms of the settlement are confidential. Pronova BioPharma is currently still involved in lawsuits with Teva Pharmaceuticals USA, Inc. and Par Pharmaceuticals, Inc. regarding its patents covering Lovaza.

Significant developments for the quarter ending 30th June 2011 are as follows:

On 23rd June 2011, the Group announced its agreement to pay a total of $41 million to 37 US states and the District of Columbia to settle an investigation related to events during the early 2000s at its former manufacturing facility in Cidra, Puerto Rico. The Group did not admit to any wrongdoing or liability in this settlement.

On 18th May 2011, ViiV Healthcare received notice that Lupin Ltd. (‘Lupin’) had filed an ANDA containing a Paragraph IV certification for Trizivir (the triple combination of lamivudine, AZT and abacavir) alleging that three patents listed in the Orange Book for Trizivir are invalid, unenforceable or not infringed. These patents relate to a method of treating HIV using the triple combination (expiring in 2016), the hemisulfate salt of abacavir (expiring in 2018), and a certain crystal form of lamivudine (expiring in 2016). On 29th June 2011, ViiV Healthcare filed suit against Lupin under the patent covering the triple combination in the US District Court for the District of Delaware. A stay is in place against FDA approval of the ANDA until the earlier of November 2013 or a decision adverse to ViiV Healthcare in the matter.

On 27th June 2011, ViiV Healthcare received notice that Teva Pharmaceuticals (‘Teva’) had amended its ANDA for Epzicom (the combination of lamivudine and abacavir) to contain a Paragraph IV certification for two additional patents listed in the Orange Book, alleging the patents were invalid, unenforceable or not infringed. The patents challenged in this new certification relate to a method of treating HIV using the combination (expiring in 2016), and a certain crystal form of lamivudine (expiring in 2016). ViiV Healthcare is evaluating Teva’s Paragraph IV certification.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				40

PRESS RELEASE

The Group has been involved in patent litigation with a number of companies regarding its Seretide (salmeterol/fluticasone propionate) combination patents in a number of European countries. These patents, which were due to expire in 2013, were revoked in the UK in 2004, Ireland in 2009, Germany in 2010, and the Netherlands in January 2011. There are currently no generic Seretide products in any of these markets. On 4th July 2011, the Group entered into a settlement agreement with Sandoz Pharmaceuticals (‘Sandoz’) pursuant to which the parties resolved all pending litigation relating to the Group’s combination patents for Seretide in Europe.

The settlement, in accordance with European competition law, provides that the Group will not pursue legal action under its combination patents against Sandoz to block its launch of a generic salmeterol/fluticasone propionate product in any European country. Sandoz has not received regulatory approval for a salmeterol/fluticasone product in any European country.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2010. There have been no material changes to tax matters since the publication of the Annual Report.

During the first quarter the company disposed of its investment in Quest Diagnostics and of intellectual property relating to Zovirax in the USA and Canada. As a result of these transactions the tax rate for the half-year is 31.4%. In line with previous guidance, the rate for the full year is expected to be around 29.5% excluding the effect of any tax on the proposed Consumer Healthcare divestments of non-core brands.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

A number of changes to the UK Corporation tax system were announced in the March 2011 Budget Statement. The impact on the Group’s future estimated tax rate will be considered in conjunction with the other announced reforms to the UK Corporation Tax system when enacted.

Additional information

Accounting policies

This unaudited Results Announcement containing condensed financial information for the three and six months ended 30th June 2011 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority, IAS 34 ‘Interim financial reporting’ and the accounting policies set out in the Annual Report 2010 except that GSK has implemented an amendment to IAS 32 ‘Financial instruments: Presentation – classification of rights issues’, IAS 24 (Revised) ‘Related party disclosures’, IFRIC 19 ‘Extinguishing financial liabilities with equity instruments’ and IFRIC 14 ‘Pre-payments of a minimum funding requirement’.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2010 has been derived from the full Group accounts published in the Annual Report 2010, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				41

PRESS RELEASE

Exchange rates

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2011	Q2 2010	H1 2011	H1 2010	2010
Average rates:
US$/£	1.64	1.50	1.62	1.53	1.55
Euro/£	1.14	1.17	1.15	1.15	1.16
Yen/£	133	137	132	140	136

Period end rates:
US$/£	1.61	1.50	1.61	1.50	1.56
Euro/£	1.11	1.22	1.11	1.22	1.17
Yen/£	130	132	130	132	127

During Q2, average Sterling exchange rates were stronger against the US Dollar but weaker against the Euro and the Yen compared with the same period in 2010.

During H1 average Sterling exchange rates were stronger against the US Dollar, flat against the Euro but weaker against the Yen compared with the same period in 2010. Period end Sterling exchange rates were stronger against the US Dollar but weaker against the Euro and the Yen.

Net assets

The book value of net assets decreased by £310 million from £9,745 million at 31st December 2010 to £9,435 million at 30th June 2011. This reflects shares repurchased in the period in excess of profits retained. At 30th June 2011, the net deficit on the Group’s pension plans was £1,225 million compared with £1,224 million at 31st December 2010. The rates used to discount UK pension liabilities increased from 5.5% to 5.6% and US pension liabilities from 5.2% to 5.3%, but these movements were offset by a higher long-term inflation rate. Asset values remained broadly in line with the year-end position.

The carrying value of investments in associates and joint ventures at 30th June 2011 was £641 million, with a market value of £796 million.

At 30th June 2011, the ESOP Trusts held 96 million GSK shares against the future exercise of share options and share awards. The carrying value of £775 million has been deducted from other reserves. The market value of these shares was £1,275 million.

During the period, GSK purchased £892 million of shares either to be held as Treasury shares or for cancellation and in addition an accrual of £352 million was provided to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation during the period from 1st July to 26th July 2011. At 30th June 2011, the company held 472.6 million Treasury shares at a cost of £6,568 million, which has been deducted from retained earnings.

Contingent liabilities

There were contingent liabilities at 30th June 2011 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				42

PRESS RELEASE

Related party transactions

The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2010.

During the period, the Group sold its entire shareholding in Quest Diagnostics Inc. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together generated cash proceeds of £1,044 million before tax.

Apart from the above transaction, there were no material transactions with any of the Group’s joint ventures and associates in the period. There were also no material transactions with Directors.

Business acquisitions

On 17th February 2011, GSK completed the acquisition of Maxinutrition Group Holdings Ltd. for a cash consideration of £163 million, net of cash acquired. The purchase price of £166 million included £3 million of cash and cash equivalents, £173 million of goodwill and intangible assets and £10 million of other net liabilities. These are provisional amounts and may change in the future. GSK completed two other small acquisitions during the first quarter and in the second quarter completed one small disposal for a combined net cash consideration of £80 million.

The Group announced on 6th October 2009 that it had entered into a co-operation agreement with Jiangsu Walvax Biotech Company (Walvax) which included the possibility of forming a joint venture to develop and manufacture paediatric vaccines for use in China. The formation of the joint venture was subject to the fulfilment of a number of conditions, which have not been met. It was therefore decided to terminate this agreement. This decision does not detract from GSK’s strategy to build a diverse global healthcare business, exemplified through its ongoing investment in its Pharmaceuticals, Vaccines and Consumer Healthcare businesses in China, one of the fastest-growing of the emerging markets.

Reconciliation of cash flow to movements in net debt

	H1 2011 £m	H1 2010 £m	2010 £m
Net debt at beginning of the period	(8,859)	(9,444)	(9,444)

Decrease in cash and bank overdrafts	(228)	(270)	(642)
Cash inflow from liquid investments	(42)	(56)	(91)
Net (increase in)/repayment of short-term loans	(25)	1,283	1,290
Net repayment of obligations under finance leases	18	24	45
Debt of subsidiaries acquired	(2)	(18)	(20)
Exchange adjustments	(141)	29	61
Other non-cash movements	23	(50)	(58)

(Increase)/decrease in net debt	(397)	942	585

Net debt at end of the period	(9,256)	(8,502)	(8,859)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				43

PRESS RELEASE

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group are those described under the headings below in the ‘Risk Factors’ section of the ‘Business Review’ of the Annual Report 2010.

Risk that R&D will not deliver commercially successful new products

Intellectual property protection

Risk of substantial adverse outcome of litigation and government investigations

Governmental, payer and regulatory controls

Risk of interruption of product supply

Taxation and Treasury

Other risks include:

Anti-bribery and corruption

Risk from concentration of sales to wholesalers

Global political and economic conditions

Environmental liabilities

Accounting standards

Protection of electronic information and assets

Alliances and acquisitions

Attraction and retention

Implementing the Group’s strategic priorities

Directors’ responsibility statement

The Board of Directors approved this document on 26th July 2011.

The Directors confirm that to the best of their knowledge this unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing this Interim Management Report.

The Directors of GlaxoSmithKline plc are as listed in the company’s Annual Report 2010.

By order of the Board

Andrew Witty Chief Executive Officer 26th July 2011	Simon Dingemans Chief Financial Officer

Investor information

Financial calendar

The company will announce third quarter 2011 results in October 2011.

Internet

This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.

Contact information

Copies of this Interim Management Report may be obtained from the company’s registrars on 0871 384 2991 or by writing to, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Tuesday, 26th July 2011, London, U.K				44

PRESS RELEASE

Independent review report to GlaxoSmithKline plc

Introduction

We have been engaged by the company to review the condensed financial information in the Interim Management Report for the six months ended 30th June 2011 which comprises the income statement and statement of comprehensive income for the three and six months ended 30th June 2011, the cash flow statement and statement of changes in equity for the six months ended 30th June 2011, the balance sheet as at 30th June 2011 and related notes (excluding the late-stage pharmaceuticals and vaccines pipeline table, the additional income statement information and the pharmaceuticals and vaccines turnover tables). We have read the other information contained in the Interim Management Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Directors’ responsibilities

The Interim Management Report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Management Report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Interim Management Report for the six months ended 30th June 2011 has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed financial information in the Interim Management Report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Interim Management Report for the six months ended 30th June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

26th July 2011

London

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Issued: Tuesday, 26th July 2011, London, U.K	45